Carl Grant

Sun Kissed Industries, Inc

September 23, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Sun Kissed Industries, Inc. f/k/a DNA Dynamics, Inc.

Amendment No. 7 to

Form 1-A

Filed September 12, 2019

File No. 024-10991

Ladies and Gentlemen:

On behalf of our Company, Sun Kissed Industries, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 8 to the Offering Statement on Form 1-A (“Amendment No. 8”) relating to the issuance by the Company of up to 600,000,000 of shares of Common Stock.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated September 20, 2019 regarding your review of the Amended Offering Statement on Form 1-A, which was filed with the Commission on September 12, 2019.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 3. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No.

Amended Form 1-A Filed August 26, 2019

Exhibits

1.	Refer to your response to comment 1. Exhibit 2.19 as filed refers to the Restated and Amended Bylaws of Gentech Holdings, Inc. and indicates that the bylaws were ratified by the board of Image Technology Laboratories. Please revise and refile the correct bylaws.

We have submitted the correct Bylaws of the Company as Exhibit 2.19

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Carl Grant
Carl Grant, CEO
DNA Dynamics, Inc.

cc: William R. Eilers, Esq.

Carl Grant

Sun Kissed Industries, Inc

to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at 202-551-3777 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance Office
of Transportation and Leisure